Via Facsimile and U.S. Mail
Mail Stop 6010

October 12, 2006

Mr. John M. Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

Re: **Form 10-K for Fiscal Year Ended September 30, 2005**
        Filed January 31, 2006
        File No. 333-89756

Dear Mr. Hughes:

We have reviewed your July 14, 2006 response to our July 7, 2006 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management's Discussion and Analysis
Summary of Critical Accounting Policies
Revenue Recognition, page 59

1. We read your response to our comments 1, 2 and 3. Based on the accounting analysis provided, it appears that the contracts acquired were in a loss position at the acquisition date which should have been reflected in the amount allocated to contracts and not recorded as deferred revenue and additional goodwill. The term "deferred revenue" implies payments received in advance of services being provided. The term "unbilled accounts receivable" implies amounts yet to be billed but for which services have already been provided. The use of these terms

is unclear in your response as related to anticipated contract losses. It is unclear why you would credit "unbilled accounts receivable" for excess costs of anticipated future billings. In addition, it is unclear why you would offset these unbilled balances by accounts receivable and classify this amount as deferred revenue. Please clarify your accounting treatment for the anticipated losses. Providing journal entries at the time of acquisition may be helpful to gain a better understanding of your accounting.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant